Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2015

Revenue	
Commission income	$ 9,329,240
Total Revenue	9,329,240
Expenses	
Commission expense	6,626,430
Payroll, payroll taxes, and employee benefits	1,441,405
Due diligence	731,975
Advertising	1,220
Insurance expense	5,040
Membership dues & fees	61,272
Professional expense	33,341
Other expenses	53,415
Total Expenses	8,954,098
Other income	838
Income before Provision for Income Taxes	375,980
Provision for income taxes - current	157,061
-deferred	(77,870)
Net Income	$ 296,789

See accompanying notes to financial statements